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Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004	美 国 达 维 律 师 事 务 所 北京市朝阳区建国门外大街1号 国贸写字楼2座2201室	86 10 8567 5000 tel 86 10 8567 5123 fax

April 5, 2019

Re:                                         Luckin Coffee Inc. (CIK No. 0001767582)
Responses to the Staff’s Comments on the Draft Registration Statement on Form F-1 Confidentially Submitted on March 25, 2019

Confidential

Ms. Effie Simpson

Ms. Theresa Brillant

Mr. John Stickel

Mr. J. Nolan McWilliams

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Dear Ms. Simpson, Ms. Brillant, Mr. Stickel and Mr. McWilliams:

On behalf of our client, Luckin Coffee Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 3, 2019 on the Company’s draft registration statement on Form F-1 confidentially submitted on March 25, 2019 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. On behalf of the Company, we wish to thank you and other members of the staff of the Commission (the “Staff”) for your prompt response to the Company’s request for comments.

To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comment is repeated below in bold, followed by the Company’s response to the comment as well as a summary of the responsive actions taken.

The Company has also included other information and data in the Revised Draft Registration Statement to reflect recent developments and will include the financial results for the three months ended March 31, 2019 in the next round submission.

Subject to the market conditions and the Staff’s comments, the Company plans to make the first public filing of the Registration Statement with the Commission in the next round submission in late April 2019 and to request that the Staff declare the effectiveness of the Registration Statement in mid to late May 2019. The Company would greatly appreciate the Staff’s continued assistance and support in meeting the timetable.

*              *              *              *

Note 19. Commitments and Contingencies, page F-38

1.              We note your response to prior comment 11 regarding the fact that the Company and PRC Counsel are of the view that the risk of material loss from the lack of timely obtaining licenses and permits is remote. Please clarify whether the Company and counsel view the risk of loss as remote for:

(1)                           Fines associated with not having registered the lease agreements for most lease properties as described in the last Risk Factor on page 27

(2)                           Business interruptions and relocation costs associated with the lessors of certain leased properties not having provided you with valid property ownership certificates, as described in the first Risk Factor on page 28.

Pursuant to paragraph 86 of IAS 37, if the possibility of loss is not remote, within the notes to the financial statements, please provide any necessary disclosures pursuant to the guidance.

The management of the Company is of the view, and the Company’s PRC legal counsel concurs, that the risk of material loss arising from not having registered the lease agreements for most of the Company’s leased properties is remote, on the basis that (i) failure to complete the registration of lease agreements will not affect the validity of the lease agreements or result in the Company being required to vacate the leased properties; (ii) as of the date of this response letter, the Company has not received any request from competent government authorities requiring the Company to rectify the failure to timely complete the registration of any lease agreements; and (iii) no penalty has been imposed on the Company for the failure to register the relevant lease agreements as of the date of this response letter.

In addition, the management of the Company is of the view, and the Company’s PRC legal counsel concurs, that the risk of material loss arising from the lessors of certain leased properties not having provided the Company with valid property ownership certificates or authorizations from the property owners for the lessors to sublease the property (collectively, “Certificates and Authorizations”) is remote on the basis that: (i) the Company has not received any claim of rights by third parties in relation to the lack of the Certificates and Authorizations as of the date of the response letter; (ii) it is unlikely that the Company would be subject to claim of rights from third parties to relocate from or suspend its business in a significant number of the leased properties, considering that the properties are geographically dispersed and leased from different counterparties; (iii) the lease agreements normally provide that the Company has the right to claim from the lessors for any loss incurred as a result of the lessors not holding the Certificates and Authorizations; and (iv) the Company will not be imposed of penalties by government authorities as a result of the lessors not having provided the Company with the Certificates and Authorizations.

Thus, there is not a reasonable possibility that a material loss may be incurred pertaining to the non-compliance. There was no indication it was probable that a contingent liability has been incurred as of December 31, 2018. Therefore, given the Company’s consolidated financial statements have been prepared in accordance with US GAAP, the disclosure requirement per ASC 450-20-50-3 was not met. In addition, due to the possibility of material loss in the settlement of the non-compliance was remote as of December 31, 2018, the disclosure requirement per paragraph 86 of IAS 37 was not met either.

*              *              *              *

If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or Ran Li at +86 10-8567-5013 (ran.li@davispolk.com), or Reinout Hendrik Schakel at +86 186-0009-7592 (reinout.schakel@luckincoffee.com), or Ben Yang of Ernst & Young Hua Ming LLP at +86-21-2228-2925 (ben.yang@cn.ey.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:                                Ms. Jenny Zhiya Qian, Chief Executive Officer

Mr. Reinout Hendrik Schakel, Chief Financial Officer and Chief Strategy Officer

Luckin Coffee Inc.

Ms. Shuang Zhao, Esq.

Cleary Gottlieb Steen & Hamilton

Mr. Ben Yang, Partner

Ernst & Young Hua Ming LLP